February 5, 2003

Dear Fellow Shareholder,

Thank you very much for your letter regarding Simon Property Group's and Westfield's unsolicited proposal to take over your Company. We value the support of our shareholders.

The Board of Directors firmly believes that Taubman Centers has great growth prospects and that the Company's organic growth strategy of concentrating on improving the quality and consistency of its assets, along with selective development, acquisitions and divestitures, is likely to yield long term returns to shareholders superior to the Simon offer. Our collection of upscale regional mall assets cannot be replicated. They represent the most productive portfolio of regional malls in the public sector and have always been and will always be highly coveted. The Company has a strong track record, has delivered more than an 80% total return to shareholders over the past five years, and also expects to achieve a 19% FFO per share growth rate for the year 2002.

Again, we thank you for your interest and for your continued support of Taubman Centers.

Sincerely,



Robert S. Taubman
Chairman of the Board,
President and Chief Executive Officer